July 1, 2008

The Board of Directors

Jennison Natural Resources Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

Re:	Management Fee Reduction: Jennison Natural Resources Fund, Inc. (the “Fund”)

To the Board of Directors:

Effective October 1, 2008, Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed, through September 30, 2009, to waive a portion of the management fee that it would otherwise receive under the terms of the management agreement between PI and the Fund.

Effective as of October 1, 2008, PI agrees to a waiver equivalent to 0.05% of the management fee rate on average daily net assets over $4 billion that would otherwise be applicable under the terms of the management agreement.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	Executive Vice President